

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 29, 2018

Angeliki Frangou
Chief Executive Officer
Navios Maritime Containers Inc.
7 Avenue de Grande Bretagne, Office 11B2
Monte Carlo, MC 98000 Monaco

     Re: Navios Maritime Containers Inc.
         Registration Statement on Form F-1
         Filed June 15, 2018
         File No. 333-225677

Dear Ms. Frangou:

     We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

     Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

     After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form F-1 filed June 15, 2018

General

1.   You disclose on page 42 that your charterers may engage in legally permitted trading with Iran, Syria and Sudan. According to recent news articles, your identified charterer Mitsui O.S.K. Lines makes port calls to Iran. Please clarify in your disclosure whether vessels in your fleet have called on ports in Iran, Syria and Sudan. Iran, Syria and Sudan are designated by the U.S. Department of State as state sponsors of terrorism and are subject to U.S. economic sanctions and/or export controls. Please describe to us the nature and extent of any past, current, and anticipated contacts with Iran, Syria and/or Sudan, whether through subsidiaries, charterers, or other direct or indirect arrangements. Tell us whether

any contacts involve the governments of those countries or entities controlled by their governments.

2.   Please also discuss the materiality of any contacts with Iran, Syria and/or Sudan, in quantitative terms and in terms of qualitative factors that a reasonable investor would deem important in making an investment decision. Tell us the approximate dollar amounts of any revenues, assets and liabilities associated with Iran, Syria and Sudan since your inception. Address the potential impact of the investor sentiment evidenced by divestment and similar initiatives that have been directed toward companies with operations associated with U.S.-designated state sponsors of terrorism.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Illustrative Cash Flow, page 83

3.   We note from your Illustrative Cash Flow presentation that it appears that you have not complied with the requirements set forth in Rule 11-03 of Regulation S-X. For example, your projections should be presented in columnar format, along with comparative historical financial information. In addition, the calculation of your estimates should be clearly outlined and explained, preferably in footnotes. Please revise accordingly or explain how you believe you have complied with applicable authoritative guidance.

4.   We note the Illustrative Cash Flow discussion you have presented. Please revise your disclosure to clearly explain the purpose of including this example, including how this "free cash flow" amount relates to any distributions or dividends that you intend to make. Also, in this regard, we note that you define free cash flow in this illustration as revenues less total expenses (including operating expenses, general and administrative expenses and debt service costs). However, the amounts that you are including in your expense totals do not appear to represent "total expenses" and appear to exclude non-cash depreciation and amortization, as well as time charter and voyage expenses. Please revise to clearly disclose the nature of the expenses included in your calculations. Additionally, please note that free cash flow is typically calculated as cash from operating activities as presented on the statement of cash flow, less capital expenditures. Any other calculation should be labeled something other than "free cash flow." Please advise or revise accordingly.

Assumptions, page 84

5.   We note that your estimated general and administrative expenses include expenses incurred under the Administrative Services Agreement, dated June 7, 2017, pursuant to which the Manager provides administrative services to you, which include bookkeeping, audit and accounting services, legal and insurance services, administrative and clerical services, banking and financial services, advisory services, client and investor relations and other. In light of the fact that it appears that this agreement is not a fixed rate, but rather the Manager is reimbursed for the costs and expenses incurred in connection with

the provision of these services, please revise to disclose the amount of the estimate for 2018 and a description of how that estimate was calculated or determined.

6.   We note that in your estimate of contribution from open days at historical average charter rates, you assume historical average time charter rates for vessels between 3,450 and 4,730 TEU using the average rate during the last 15 years for 4,400 TEU vessels, and you use a historical average charter rate for the vessels between 8,000 and 10,000 TEU using a three year time charter rate during the last six years for a 9,000 TEU vessel. Please explain to us how you determined that these are appropriate average historical rates to use for the different vessel sizes, including an explanation of why you believe it is appropriate to use a longer historical average for the smaller vessels. As part of your response, please tell us the amount of any significant differences that would result if you used a shorter/longer time period for each of the vessel sizes.

Contractual Obligations and Contingencies, page 86

7.   We note that you have provided a table of contractual obligations and contingencies as March 31, 2018. We also note from the Capitalization table on page 64, that you have subsequently entered into or plan to enter into additional loan agreements and refinancings. Due to the probable changes in debt that appear will occur in connection with this offering, please revise your MD&A section to include a pro forma table of contractual obligations to reflect this debt and other obligations. Also, your MD&A discussion of liquidity should disclose the existence of any new debt along with significant terms and conditions.

Interim Financial Statements for the period ended March 31, 2018
Note 2. Summary of Significant Accounting Policies
(c) Recent Accounting Pronouncements, page F-28

8.   We note that your financial statements for the period ended March 31, 2018 reflect a proposed accounting standards update related to ASU 2016-02 that has not yet been finalized and approved. Please tell us how you have concluded that your financial statements materially comply with US GAAP.

Exhibit Index, page II-4

9.   We note that you entered into a share purchase agreement with Navios Partners on June 11, 2018. Please revise to indicate that the agreement will be filed as a material contract. Refer to Item 601(b)(10)(ii)(A) of Regulation S-K.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Kristin Shifflett at (202) 551-3381 or Claire Erlanger at (202) 551-3301 if you have questions regarding comments on the financial statements and related matters. Please contact Donald E. Field at (202) 551-3680 or John Dana Brown at (202) 551-3859 with any other questions.

Division of Corporation Finance
Office of Transportation and Leisure